

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2025

Ferdinand Groenewald
Interim Chief Financial Officer
Streamex Corp.
2431 Aloma Ave Ste 243
Winter Park, FL 32792

> **Re: Streamex Corp.**
> **Form 10-K filed April 15, 2025**
> **Form 10-Q filed November 14, 2025**
> **File No. 001-38659**

Dear Ferdinand Groenewald:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the nine months ended September 30, 2025
Financial Statements
Note 13 - Business Combination, page 25

1.   BioSig Technologies, Inc. issued equity instruments in exchange for all of the issued and outstanding shares of Streamex Exchange Corporation. Prior to the transaction, BioSig Technologies had nominal operations and nominal assets. After shareholder approval, the Streamex Shareholders would become entitled to receive, together with the initial issuance of 19.9% of the outstanding BioSig Shares on a pre-transaction basis, an aggregate total number of BioSig Shares equal to 75% of the fully diluted shares of the BioSig Shares outstanding as of the date of the Share Purchase Agreement. This transaction appears to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by Streamex for the net monetary assets of BioSig, accompanied by a recapitalization. The accounting is consistent with that resulting from a reverse acquisition, except no goodwill or other intangible asset should be recorded. Please

tell us how you considered these factors in determining the accounting for the transaction.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services